QUANTUM-SI INCORPORATED
29 Business Park Drive
Branford, CT 06405

August 18, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Richie

RE:	Quantum-Si Incorporated Registration Statement on Form S-3 Filed August 11, 2023 File No. 333-273934 Acceleration Request

Dear Mr. Richie:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Quantum-Si Incorporated (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Tuesday, August 22, 2023, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Michael L. Fantozzi of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

QUANTUM-SI INCORPORATED

/s/ Jeffry Keyes
Jeffry Keyes
Chief Financial Officer

cc:          Jeffrey Hawkins, Quantum-Si Incorporated
Christian LaPointe, Ph.D., Quantum-Si Incorporated
John T. Rudy, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.